SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Eyenovia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30234E 104

(CUSIP Number)

Tsontcho Ianchulev

Curt LaBelle

295 Madison Avenue, Suite 2400

New York, NY 10017

917-289-1117

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30234E 104

1	Names of Reporting Persons. Tsontcho Ianchulev
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 695,272(1)
	8	Shared Voting Power 1,206,001(2)
	9	Sole Dispositive Power 695,272(1)
	10	Shared Dispositive Power 1,206,001(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,901,273 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.9%
14	Type of Reporting Person IN

(1)	Includes 426,248 shares of common stock and 269,024 shares underlying options held by Tsontcho Ianchulev directly that are exercisable within 60 days of the date of this report.
(2)	Includes (i) 6,000 shares of common stock held by the Meliora Trust, (i) 606,667 shares of common stock and 140,000 shares of common stock underlying options held by Private Medical Equity, Inc. that are exercisable within 60 days of the date of this report and (ii) 453,334 shares of common stock held by PME Investor Services Eyenovia, LLC. Dr. Ianchulev and his wife are trustees and beneficiaries of the Meliora Trust. He is one of the two principal shareholders of Private Medical Equity, Inc. and a manager of PME Investor Services Eyenovia, LLC and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by Private Medical Equity, Inc. and PME Investor Services Eyenovia, LLC.

CUSIP No. 30234E 104

1	Names of Reporting Persons. Curt LaBelle
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 160,585(1)
	8	Shared Voting Power 1,200,001(2)
	9	Sole Dispositive Power 160,585(1)
	10	Shared Dispositive Power 1,200,001(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,360,586(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%
14	Type of Reporting Person IN

(1)	Includes 27,985 shares of common stock and 132,600 shares underlying options held by Curt LaBelle directly that are exercisable within 60 days of the date of this report.
(2)	Includes (i) 606,667 shares of common stock and 140,000 shares of common stock underlying options held by Private Medical Equity, Inc. that are exercisable within 60 days of the date of this report and (ii) 453,334 shares of common stock held by PME Investor Services Eyenovia, LLC. Dr. LaBelle is one of the two principal shareholders of Private Medical Equity, Inc. and a manager of PME Investor Services Eyenovia, LLC and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by Private Medical Equity, Inc. and PME Investor Services Eyenovia, LLC.

CUSIP No. 30234E 104

1	Names of Reporting Persons. Private Medical Equity, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 746,667(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 746,667(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 746,667(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.3%
14	Type of Reporting Person CO

(1)	Includes 606,667 shares of common stock and 140,000 shares of common stock underlying options held by Private Medical Equity, Inc. that are exercisable within 60 days of the date of this report.

CUSIP No. 30234E 104

SCHEDULE 13D

This Amendment No. 2 on Schedule 13D amends the statement on Schedule 13D, dated February 14, 2018, which relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Eyenovia, Inc. (the “Issuer”), as previously amended on Schedule 13D/A, dated January 2, 2019 filed by:

Tsontcho Ianchulev

Curt LaBelle

Private Medical Equity, Inc., a Nevada corporation (“PME”)

(collectively, PME with Drs. Ianchulev and LaBelle, the “Reporting Persons”).

Except as expressly amended below, the Schedule 13D, dated February 14, 2018, as amended on January 2, 2019, remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 11, 2019, Drs. Ianchulev and LaBelle purchased 233,813 and 17,985 shares of Common Stock, respectively, at a purchase price of $2.78 per share, in the Issuer’s public offering of an aggregate of 5,046,763 shares of Common Stock (including an over-allotment of 658,273 shares of Common Stock).

Item 4.	Purpose of the Transaction

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

On July 11, 2019, Drs. Ianchulev and LaBelle purchased 233,813 and 17,985 shares of Common Stock, respectively, at a purchase price of $2.78 per share, in the Issuer’s public offering of an aggregate of 5,046,763 shares of Common Stock (including an over-allotment of 658,273 shares of Common Stock).

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 30234E 104

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 17,100,726 shares of Common Stock outstanding as of July 18, 2019) are as follows:

Tsontcho Ianchulev

a)		Amount beneficially owned: 1,901,273	Percentage: 10.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	695,272(1)
	ii.	Shared power to vote or to direct the vote:	1,206,001(2)
	iii.	Sole power to dispose or to direct the disposition of:	695,272(1)
	iv.	Shared power to dispose or to direct the disposition of:	1,206,001(2)

(1)	Includes 426,248 shares of Common Stock and 269,024 shares of Common Stock underlying options held by Dr. Ianchulev directly that are exercisable within 60 days of the date of this report.
(2)

Includes (i) 6,000 shares of Common Stock held by the Meliora Trust, (ii) 606,667 shares of Common Stock and 140,000 shares of Common Stock underlying options held by PME that are exercisable within 60 days of the date of this report and (iii) 453,334 shares of Common Stock held by PME Investor Services Eyenovia, LLC. Dr. Ianchulev is one of the two principal shareholders of PME and a manager of PME Investor Services Eyenovia, LLC and, therefore, may be deemed to have beneficial ownership of the shares of Common Stock held by PME and PME Investor Services Eyenovia, LLC.

Curt LaBelle

a)		Amount beneficially owned: 1,360,586	Percentage: 7.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	160,585(1)
	ii.	Shared power to vote or to direct the vote:	1,200,001(2)
	iii.	Sole power to dispose or to direct the disposition of:	160,585(1)
	iv.	Shared power to dispose or to direct the disposition of:	1,200,001(2)

(1)	Includes 27,985 shares of Common Stock and 132,600 shares of Common Stock underlying options held by Dr. LaBelle directly that are exercisable within 60 days of the date of this report.
(2)	Includes (i) 606,667 shares of Common Stock and 140,000 shares of Common Stock underlying options held by PME that are exercisable within 60 days of the date of this report and (ii) 453,334 shares of Common Stock held by PME Investor Services Eyenovia, LLC. Dr. LaBelle is one of the two principal shareholders of PME and a manager of PME Investor Services Eyenovia, LLC and, therefore, may be deemed to have beneficial ownership of the shares of Common Stock held by PME and PME Investor Services Eyenovia, LLC.

Private Medical Equity, Inc.

a)		Amount beneficially owned: 746,667	Percentage: 4.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	746,667(1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	746,667(1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1)	Includes 606,667 shares of Common Stock and 140,000 shares of Common Stock underlying options held by PME that are exercisable within 60 days of the date of this report.

(c) Each of the required transactions described in this Item 5(a) were reported on Forms 4 filed by Drs. Ianchulev and LaBelle with the Securities and Exchange Commission (the “SEC”) pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

CUSIP No. 30234E 104

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Issuer’s public offering of an aggregate of 5,046,763 shares of Common Stock described in Item 4 above, Drs. Ianchulev and LaBelle each entered into a lock-up agreement with Oppenheimer & Co. Inc. (“Oppenheimer”), as representative of the several underwriters in the offering. Pursuant to the lock-up agreements, they each agreed that, subject to specified exceptions, for a period of 90 days after the date of the prospectus relating to the offering, Drs. Ianchulev and LaBelle will not directly or indirectly, without the prior written consent of Oppenheimer (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock owned either of record or beneficially; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing

The foregoing description of the lock-up agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 10.1 and 10.2 to this report and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Lock-Up Agreement between Dr. Ianchulev and the underwriters dated July 11, 2019.
Exhibit 10.2	Lock-Up Agreement between Dr. LaBelle and the underwriters dated July 11, 2019.
Exhibit 99.1*	Joint Filing Agreement by and among the Reporting Persons.

* Filed previously.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2019	/s/ Tsontcho Ianchulev
Tsontcho Ianchulev

Date: July 18, 2019	/s/ Curt LaBelle
Curt LaBelle

Date: July 18, 2019	Private Medical Equity, Inc.

	By:	/s/ Tsontcho Ianchulev
Name: Tsontcho Ianchulev
Title: Member

	By:	/s/ Curt LaBelle
Name: Curt LaBelle
Title: Member